Exhibit 99.1

Therapix Biosciences Announces the Continued Development of THX-210 ("RESPECTRUM")
Cannabinoids Based Treatment for Autism Spectrum Disorder

TEL AVIV, Israel, Dec. 2, 2019 /PRNewswire/ -- Therapix Biosciences Ltd. ("Therapix" or the "Company") (NASDAQ: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments announced today the progression of its RESPECTRUM product candidate into clinical stage. The company plans to initiate a randomized, double blind placebo controlled study to evaluate the efficacy, safety and tolerability of RESPECTRUM in treating patients with Autism Spectrum Disorder (ASD). The trial objective is to assess the efficacy and safety of RESPECTRUM versus cannabidiol (CBD)-rich oil by ASD severity measurements. Patient population is expected to include autistic subjects aged five to 35, and is based on the "entourage effect" phenomenon, hence the company expects improved efficacy, safety and tolerability over CBD alone.

This announcement follows Therapix's previous release from October 2019 describing positive results obtained in its pre-clinical program. The RESPECTRUM medicinal cannabis product is a proprietary novel preparation containing non-psychoactive CBD and Cannamide™, the Company's proprietary palmitoylethanolamide (PEA) formulation. The study will be conducted under the leadership of Dr. Orit Stolar, a Pediatric Neurologist at Shamir Medical Center in Israel. Dr. Stolar established a pharmacological clinic at the Autism Center, a combined project of Shamir Medical Center and ALUT (The Israeli National Association for Children with Autism).

"Developing the RESPECTRUM formulation for patients with autism, one of the most debilitating pediatric disorders affecting approximately one in 59 children[1] will address a critical unmet need," said Ascher Shmulewitz, MD, PhD, Therapix's Chairman and Interim CEO. "We are expecting to complete the study by the end of 2020, and hope to become the first company to have an approved botanical based product for a specific indication. RESPECTRUM is based on the entourage effect, first described by the Chairman of our Scientific Advisory Board, Prof. Raphael Mechoulam," continued Dr. Shmulewitz.

Dr. Stolar added, "As there are many patients with autism who do not respond to medical cannabis treatment or develop adverse events associated with its use I am hopeful that RESPECTRUM will be proved safe, well-tolerated and efficacious." Dr. Stolar continued, "Evidence for dysregulations of the endocannabinoid system (ECS) in human ASD are emerging. A recent study demonstrated lower serum levels of N-PEA in children with ASD in comparison with age- and gender-matched neurotypical control group[2]. This upcoming study may shed light on the importance of the "ECS tone," and the opportunity to treat ASD with lower doses of medical cannabis."

About Therapix Biosciences (NASDAQ: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of obstructive sleep apnea (OSA), and for the treatment of pain; and THX-160 for the treatment of pain; and an additional drug development program based on non-psychoactive cannabinoid Cannabidiol (CBD) and palmitoylethanolamide (PEA) for the treatment of epilepsy, as well as inflammatory conditions. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses plans to conduct a clinical study, the timing of such study, and the expected efficacy, safety and tolerability to be shown in such study. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research or otherwise.  Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" the Company's Annual Report on Form 20-F filed with the SEC on May 15, 2019, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

[1] Autism Spectrum Disorders – Centers for Disease Control and Prevention, April 2018

[2] Lower circulating endocannabinoid levels in children with autism spectrum disorder, Aran et al. Molecular Autism (2019)

Investor Contact:
Elizabeth Barker
KCSA Strategic Communications
+1-212-896-1203
ebarker@kcsa.com